Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net income (loss)	$194,933	$(769,834)	$273,543	$(1,161,306)
Preferred Stock dividend requirements	—	(6,564)	—	(13,128)

Net income (loss) attributable to common stockholders	$194,933	$(776,398)	$273,543	$(1,174,434)

Weighted average number of common shares outstanding	15,312,984	15,246,226	15,312,984	15,245,105
Preferred Stock Common Share Equivalents	660,000	—	660,000	—
Dilutive Stock Options outstanding for the Period	32,253	—	11,796	—
Dilutive Warrants outstanding for the Period	—	—	—	—

Weighted average number of common and equivalent shares outstanding	16,005,237	15,246,226	15,984,780	15,245,105

Net income (loss) per common share	$0.01	$(0.05)	$0.02	$(0.08)

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